

05076759



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18021 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-04 (MM/DD/YY) AND ENDING 9-30-05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN FINANCIAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B STREET SUITE 2204
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD B. LEVENSON 619-234-3235
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM AND CLARK ACCOUNTANCY GROUP
(Name – *if individual, state last, first, middle name*)

3914 MURPHY CANYON ROAD #A206 (Address) SAN DIEGO (City) CALIFORNIA (State) 92123 (Zip Code)



**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1/23/06

## OATH OR AFFIRMATION

I, HOWARD B. LEVENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Howard B. Levenson
Signature

CHAIRMAN AND CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 21st DAY OF NOVEMBER 2005

Pamela J. Chappell
PAMELA J. CHAPPELL, NOTARY PUBLIC


PAMELA J. CHAPPELL
Commission # 1377806
Notary Public - California
San Diego County
My Comm. Expires Oct 31, 2006

# WESTERN FINANCIAL CORPORATION

**Audit Report in conformity with**
**Rule 17a-5 of the**
**Securities and Exchange Commission**
**Year ended September 30, 2005**

## AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS


BLUM and CLARK
Accountancy Group

Certified Public Accountants

Independent Auditors' Report

Board of Directors and Shareholders
Western Financial Corporation

We have audited the accompanying statement of financial condition of Western Financial Corporation as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects and in the form prescribed by the Securities and Exchange Commission, the financial position of Western Financial Corporation as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition is presented under Rule 17a-5(e)(3) of the Securities and Exchange Commission, and is open for public inspection.

Blum and Clark
Accountancy Group

November 2, 2005
San Diego, California

858-292-0543 □ FAX 858-292-0674 □ www.blumandclark.com
3914 Murphy Canyon Road, Suite 206 □ San Diego, CA 92123

# WESTERN FINANCIAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2005

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| CURRENT ASSETS: | | | |
| Cash | $ 62,875 | $ --- | $ 62,875 |
| Accounts receivable | 50,719 | --- | 50,719 |
| Total assets | $ 113,594 | $ --- | $ 113,594 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | Aggregate Indebtedness | Non Aggregate Indebtedness | Total |
|---|---|---|---|
| LIABILITIES: | | | |
| Commissions payable and accrued expenses | $ 48,163 | $ --- | $ 48,163 |
| Subordinated notes payable to related party | --- | 60,000 | 60,000 |
| Total current liabilities | $ 48,163 | $ 60,000 | 108,163 |
| STOCKHOLDERS' EQUITY: | | | |
| Common stock, no par value, 7,500 shares authorized, 3,500 shares issued and outstanding | | | 15,000 |
| Additional paid-in capital | | | 3,354 |
| Accumulated deficit | | | (12,923) |
| Total stockholders' equity | | | 5,431 |
| Total liabilities and stockholders' equity | | | $ 113,594 |

See notes to financial statements.

## Note 1- SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Nature of business

Western Financial Corporation (the "Company") is located in San Diego, California and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash deposits

At times during 2005 the Company had deposits in excess of federally insured limits.

### Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

### Commission revenue and expense recognition

Commission revenues and related commission expenses are recognized on a trade date basis as securities transactions occur.

## Note 2- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of September 30, 2005, the Company's net capital ratio is approximately .74 to 1. Net capital was $65,431, aggregate indebtedness was $48,163, required net capital of $50,000, and excess net capital was $15,431.

The company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

## Note 3- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At September 30, 2005, the Company had four outstanding notes payable to a company that is wholly owned by one of its stockholders. At September 30, 2005, all of the notes had an aggregate carrying value of $60,000 (8.0% monthly interest), payable at maturity on December 31, 2006. The company paid $4,724 of interest to the related company.

The subordinated borrowings are covered by agreements approved by the NASD and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule. Accordingly, they may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirements and receives NASD approval.

## Note 4- INCOME TAXES

### Current taxes

Under corporate tax laws in California, minimum state tax is $800. The provision for income tax at September 30, 2005 consists of:

| | |
|---|---|
| Federal | $ - |
| State | 800 |
| | $ 800 |

Note 4- INCOME TAXES (continued)

Deferred taxes

The Company has the following loss carryforwards for federal and state that may be offset against future taxable income:

| Year Ended September 30, | Operating Loss Federal | Expiration | Operating Loss State | Expiration |
|---|---|---|---|---|
| 1999 | $ 4,848 | 09-30-19 | $ 7,268 | 09-30-06 |
| 2000 | 2,474 | 09-30-20 | 1,674 | 09-30-07 |
| 2001 | 744 | 09-30-21 | 744 | 09-30-13 |
| 2002 | 657 | 09-30-22 | - | |
| 2004 | 2,405 | 09-30-24 | 1,605 | 09-30-14 |
| 2005 | 2,782 | 09-30-25 | 1,982 | 09-30-15 |
| | $ 13,910 | | $ 13,273 | |

Realization of deferred tax assets and liabilities are dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the net deferred tax asset as of September 30, 2005 has been established to reflect these uncertainties. The deferred tax asset, arising from the difference between cash basis reporting for income tax purposes and accrual basis reporting for financial reporting purposes, before valuation allowances is approximately $2,700. The federal net operating loss carryforwards from prior years used this year was $0. The state of California suspended net operating loss carryforwards for years beginning in 2004 and 2003 and extended the carryforward periods by one and two years respectively.

Note 5 - RELATED PARTY TRANSACTIONS

The Company rents its office space from a company owned by one of its principal stockholders under a formal, month-to-month agreement. Rent expense, including utilities, totaled $71,250 for the year ended September 30, 2005.

The Company receives computer and research services from a company owned by a stockholder's family member whose is also an employee of the company. These services totaled $25,000 for the year ended September 30, 2005.

Note 6 - ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

The Company has adopted an anti-money laundering compliance program as required by the USA Patriot Act of 2001. The program requires management to perform certain procedures, primarily in connection with the opening of new accounts and reviewing questionable activity in all accounts. The company is in compliance with the program.